InBev

RECEIVED
2005 JUL -6 A 10:

SUPPL

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn. Mrs. Mary Cascio



By coi

05009465

Leuven, June 30, 2005

Dear Madam,

Subject: Interbrew S.A. (the "Company") — Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
Interbrew's file number: **82-5159**

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act").

In accordance with subparagraphs (4) and (5) of the Rule, the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned in Belgium at Vaartstraat 94, B-3000 Leuven, telephone: +32.16.27.5870, fax: +32.16.50.5870, e-mail: benoit.loore@inbev.com.

Very truly yours,

PROCESSED
JUL 06 2005
THOMSON FINANCIAL

Benoît Loore
Assistant Corporate Secretary

Enclosure: press release

InBev
InBev nv/sa

Press Release

Brussels, June 30, 2005 - 1/1

InBev signs outsourcing agreement for its Information Technology infrastructure with IBM and BT

InBev S.A. (Euronext: INB) announced today the outsourcing of its Information Technology infrastructure to IBM and BT. Data Center, Workplace & Services will be managed by IBM; BT will execute services in the area of Network and Voice.

The transfer of 166 people to IBM and BT is involved and covers more than 25 countries.

The transfer of people and commencement of the services is foreseen for July 1st, 2005, except for Russia and Ukraine, where this will happen on August 1st, 2005. The transfer in Germany will happen in 2007.

The contract enables InBev to gain flexibility, rationalize its IT costs and move to a standard and global IT platform.

"This is an important part of InBev's Biggest-to-Best vision and strategy. It is targeted to capitalize on the potential for global efficiencies and will provide the flexibility for future growth", says Jacques Purnode, InBev's VP Global Infrastructure, Services & Operations. *"Ensuring appropriate arrangements for people who are transferring to our partners has been an important element of the agreement"*, he adds.

The total value of the two contracts is approximately 400 million euro. Total one-off costs relating to this outsourcing decision will approximately be 40 million euro. The average expected annual EBITDA improvement will be 20-25 million euro for the duration of the contract.

About InBev
InBev is a publicly traded company (Euronext: INB) based in Leuven, Belgium. The company's origins date back to 1366, and today it is the leading global brewer by volume. InBev's strategy is to strengthen its local platforms by building significant positions in the world's major beer markets through organic growth, world-class efficiency, targeted acquisitions, and by putting consumers first. InBev has a portfolio of more than 200 brands, including Stella Artois®, Brahma®, Beck's®, Skol®-the third-largest selling beer brand in the world-Leffe®, Hoegaarden®, Staropramen® and Bass®. InBev employs some 77,000 people, running operations in over 30 countries across the Americas, Europe and Asia Pacific. In 2004, InBev realized a net turnover of 8.57 billion euro (including four months of AmBev). For further information visit www.inbev.com.

About IBM Global Services
IBM Global Services is the world's largest information technology services and consulting provider. Some 190,000 professionals in more than 160 countries help clients integrate information technology with business value -- from the business transformation and industry expertise of IBM Business Consulting Services to hosting, infrastructure, technology design and training services. IBM Global Services delivers integrated, flexible and resilient processes across companies and through business partners, enabling clients to save money and transform their businesses to be more competitive. For more information, visit www.ibm.com/services.

About BT
BT is one of the world's leading providers of communications solutions serving customers in Europe, the Americas and Asia Pacific. Its principal activities include networked IT services, local, national and international telecommunications services, and higher-value broadband and internet products and services. In the year ended 31 March 2005, BT Group's turnover was £18,623 million with profit before goodwill amortization, exceptional items and taxation of £2,085 million. BT Group plc is listed on stock exchanges in London and New York. British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group and encompasses virtually all businesses and assets of the BT Group. For more information, visit www.bt.com/aboutbt

Contact information

Marianne Amssoms, Corporate Media Relations
Tel +32 16 27 67 11
Fax +32 16 50 67 11
marianne.amssoms@inbev.com

Philip Ludwig, Investor Relations
Tel +32 16 27 62 43
Fax +32 16 50 62 43
philip.ludwig@inbev.com